Exhibit 99.1

VIA optronics AG Announces New Supervisory Board Member

Strengthens Board with highly experienced professional

Nuremberg, Germany: May 16, 2023 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced Udo Zimmer as new member of Supervisory Board and Chairman of the Audit Committee.

The Supervisory Board conducted a criteria-based search and recruitment process to find a candidate with skills and experience that complement existing Supervisory Board members and further support the Company’s strategy. Accordingly, Udo Zimmer was appointed as a new Supervisory Board member effective May 4, 2023.

Jürgen Eichner, VIA’s Founder and Chief Executive Officer, commented, “We are pleased to welcome Udo to the VIA team. He is an accomplished CEO and CFO, with strong links into the electronics and display industries, and we are confident that his knowledge and abilities will add significant value to our Supervisory Board and Company, as a whole. Having Udo on board will enable us to work locally with our auditors to shorten reporting cycles and improve internal efficiencies.”

Dr. Heiko Frank, Chairman of VIA’s Supervisory Board, added, “As a highly experienced CFO, Udo will provide additional expertise and will also perform the role as Chairman of the Audit Committee and will also be a member of the Nomination and Compensation Committee.”

Udo Zimmer has more than 30 years of senior management experience, including serving as CEO and CFO at Rema Tip Top AG, and in various other positions as CEO and CFO of industrial companies.

Mr. Zimmer succeeds Anil Doradla, who resigned from the Supervisory Board of VIA optronics AG effective as of March 31, 2023.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Due to rounding, it is possible that individual figures in this and other documents do not add up precisely to the totals shown and that percentages presented do not accurately reflect the absolute values to which they relate.

Investor Relations

Lisa Fortuna

Griffin Morris

Alpha IR Group

Phone: +1 312-445-2870

VIAO@alpha-ir.com

Media Contact

Alexandra Müller-Plötz

Phone: +49 911 597 575-302

Amueller-ploetz@via-optronics.com